September 13, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Messrs. Dillon Hagius and Tim Buchmiller

Re:	Kairos Pharma, Ltd.
Withdrawal of Acceleration Request - Registration Statement on Form S-1 File No. 333-274805

Ladies and Gentlemen,

Kairos Pharma, Ltd. (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter via EDGAR dated September 9, 2024. The Company will file a separate request to accelerate the effectiveness of the Registration Statement.

Please contact Megan J. Penick, Esq. of Dorsey & Whitney LLP, counsel for the Company, if you have any questions or concerns regarding this matter.

Very truly yours,

KAIROS PHARMA, LTD.

By:	/s/ John S. Yu
John S. Yu, M.D.
Chief Executive Officer

cc:	Megan J. Penick, Esq.
Dorsey & Whitney LLP